June 8, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-0306
Attention: Jeanne Bennett,
 Staff Accountant

Re: Aura Systems, Inc. Current Report on Form 8-K (S.E.C. File No. 0-17249) filed on May 30, 2006

Ladies and Gentlemen:

Please refer to the above-referenced report of Aura Systems, Inc. (the registrant) on Form 8-K. Pursuant to your letter of May 31, 2006, the registrant hereby acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comments or changes in response to Staff comments in the disclosure in the report do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AURA SYSTEMS, INC.

By:/s/ Melvin Gagerman
Melvin Gagerman,
Chairman and Chief Financial Officer